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SEC FILE NUMBER

8-5287/7

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __COLORADO FINANCIAL SERFICE CORPORATION__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__188 INVERNESS DRIVE WEST, SUITE 100__
                    (No. and Street)

__CENTENNIAL, COLORADO 80112__
      (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Chester Hebert   303-962-7267__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__LMHS, P.C.__
                (Name – if individual, state last, first, and middle name)

80 WASHINGTON ST	NORWELL	MA	02061
(Address)	(City)	(State)	(Zip Code)

__02/24/2009__   __3373__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JAMESON THON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __COLORADO FINANCIAL SERVICE CORPORATION__, as of __DECEMBER 31__, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> VICTORIA C PETMANSON
> NOTARY PUBLIC
> STATE OF COLORADO
> NOTARY ID 20184007443
> MY COMMISSION EXPIRES 03/18/2026

Signature: _____

Title: __PRESIDENT__

Victoria C. Petmanson

Notary Public   3.26.2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COLORADO FINANCIAL SERVICE CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2024

Colorado Financial Service Corporation

Index to Financial Statements

 **LMHS, P.C.**
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Shareholder
Colorado Financial Service Corporation
Centennial, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation, as of December 31, 2024, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Colorado Financial Service Corporation, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of Colorado Financial Service Corporation's financial statements. The supplemental information is the responsibility of Colorado Financial Service Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.
LMHS, P.C.

We have served as Colorado Financial Service Corporation's auditor since 2021.

Norwell, Massachusetts

March 25, 2025


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgi worldwide

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2024

Assets

		December 31,
		2024
Current Assets		
Cash	$	1,707,539
Cash held at Proprietary Accounts of Introducing Brokers		26,270
Concession and revenue receivable		158,607
Other Receivables		9,732
Total Current Assets		1,902,148
Other Assets		
Right of Use Asset - Operating		481,516
Total Other Assets		481,516
Total Assets	$	2,383,664

Liabilities and Shareholder's Equity

Current Liabilities		
Current Portion of Long-Term Lease Obligation	$	127,429
Accounts Payable and Accrued Expenses		100,000
Total Current Liabilities		227,429
Long-Term Liabilities		
Lease Obligation		370,019
Total Long-Term Obligation		370,019
Total Liabilities		597,448
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding		100
Additional paid-in capital		48,770
Retained earnings		1,737,346
Total Shareholder's Equity		1,786,216
Total Liabilities and Shareholder's Equity	$	2,383,664

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Statement of Operations

January 1, 2024 through December 31, 2024

	Year Ended December 31, 2024
Revenues	
Investment Banking	$ 896,014
Private Placements and Engagement Fee	1,141,217
Commissions	1,306,483
Advisory Fees and Transaction Services	887,566
Other Income	47,857
Total Revenues	4,279,137
Expenses	
Commissions	2,931,872
Occupancy (Note 8)	123,944
Management fees (Note 2)	795,300
Administrative fees (Note 2)	60,984
Profit-sharing Expense (Note 2)	102,730
Advertising (Note 9)	475
Bank Expense	5,789
Membership and Subscriptions	9,680
Professional Fees	118,026
Recruiting and Corporate Training	1,910
Technology and Software	105,502
Unrealized loss on Trading Securities	539
Other general and administration expenses	91,833
Total Expenses	4,348,584
Net Loss	$ (69,447)

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Statement of Changes in Shareholder's Equity

January 1, 2024 through December 31, 2024

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 1, 2024	100	$ 100	$ 48,770	$ 1,806,793	$ 1,855,663
Contributions for Additional Paid in Capital	---	---	---	---	---
Dividend Distribution	---	—	---	---	---
Net loss	—	—	---	(69,447)	(69,447)
Balance at December 31, 2024	100	$ 100	$ 48,770	$ 1,737,346	$ 1,786,216

The accompanying notes are an integral part of these statements

Colorado Financial Service Corporation

Statement of Cash Flows
Year Ended December 31, 2024

	Year Ended December 31, 2024
Cash Flows from Operating Activities	
Net Loss	$ (69,447)
Noncash Items Included in Net Loss	
Trading Securities	539
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in current assets and liabilities:	
Concession and revenue receivable	35,149
Cash held at proprietary accounts of introducing brokers	(449)
Other Receivables	(796)
Commissions Payable	(174,401)
Accounts Payable and Accrued Expenses	(15,759)
Net Cash Used in Operating Activities	(225,164)
Net Increase (Decrease) in Cash	(225,164)
Cash at Beginning of Year	1,932,703
Cash at End of Year	$ 1,707,539

The accompanying notes are an integral part of these statements

5

Colorado Financial Service Corporation

Notes to Financial Statements
Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Business
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp. (Parent). The Company's primary source of revenue is commissions and is received from different sources listed below.

The Company is engaged in a dual line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii), and as a registered investment advisor. The non-covered Company's activities/ other eligible activities are not required to comply with the requirements of SEC Rule 15c-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073.

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition from Contracts with Customers
Following disclosures discuss the company's revenue recognition and accounting policies as governed by topic 606, revenue from contracts with customers.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

> *Investment Banking*
> Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

> *Private Placement and Engagement Fee*
> All investor capital is introduced to third party issuers. The agreements with third parties vary by agreement but result in the Company receiving a commission percentage based on the amount of capital raised from investors. The Company also provides marketing and consulting services to customers which includes solicitation of investors for customers that want to raise funds. The Company's performance obligation to the customer is considered completed on the closing date of the transaction.

6

Notes to Financial Statements

Commissions

The Company receives commissions for the sale of mutual funds, insurance policies, stocks and bonds and other financial products to customers on a fully disclosed basis or direct with insurance company or mutual fund. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Advisory Fees and Transaction Services

The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Performance Obligations Satisfied at a Point in Time	$	3,391,571
Performance Obligations Satisfied Over Time		887,566
Total Revenue	$	4,279,137

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable

Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income.

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2021 to 2024 are subject to review by the Internal Revenue Service.

Notes to Financial Statements

Note 2: Related Party Transactions

The Company, through a shared service agreement, paid to The Compliance Department, a related entity owned by Chester Hebert, a management fee totaling $795,300 and an administrative fee totaling $60,984 during the year ended December 31, 2024. The management fee pertains to employee salaries and bonuses. The administrative fee includes: copier lease, phones/internet, and general office admin fees and supplies. The Company pays an estimated profit share to its Parent. For the year ending December 31, 2024, this amount was $102,730.

Note 3: Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2024.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Note 4: Shareholder's Equity and Net Capital and Minimum Net Capital Requirements

The Company is authorized to issue 100,000 shares of its no par value common stock. The Company has issued 100 shares.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $1,776,484, which was $1,769,817 in excess of its required net capital of $6,667. Company's aggregate indebtedness to net capital ratio was .06 to 1 as of December 31, 2024

Note 5: Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives place money with funds, all of which are independent. The Company itself does not take discretionary control over any account, monies or funds. The funds and fund managers to which the Company introduces investors pay the Company either a portion of the management and performance fees received by the fund or a commission which is a percentage of the assets raised. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

As of December 31, 2024, the Company has deposits in banks in excess of the FDIC insured amount of $250,000 in the amount of $1,457,539.

Note 6: Litigation and Settlement

During 2024, the Company submitted a Letter of Acceptance, Waiver, and Consent (AWC) for the purpose of proposing a settlement of alleged rule violations. The Company's AML program was not reasonably designed to detect and report suspicious transactions involving low-priced securities, therefore, the Company violated FINRA Rules 3310(a), 3310(f), and 2010. FINRA's National Adjudicatory Council ("NAC") Review Subcommittee accepted the AWC on September 16, 2024. The Company was censured, fined $50,000, and ordered to redesign their AML program to achieve compliance with Rule 3310 within 90 days of signing the AWC.

As of December 31, 2024, the Company is still a defendant in another litigation concerning investment client suitability and performance of investment products. The Company intends to vigorously defend this case as they proceed through the FINRA Arbitration facility process. The Company believes that it maintains sufficient errors and omissions insurance coverage for any adverse decision that may result from the litigation. The Company has not accrued any liability as it currently cannot address if the claim is probable and foreseeable.

Note 7 –Subsequent Review

The Company has performed an evaluation of subsequent events through March 28, 2025, which is the date the financial statements were available to be issued. There are no events that have occurred which need additional disclosure.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 8- Lease Obligations

The Company leases it facilities under an operating lease expiring on the last day of April, 2029 at 188 Inverness Drive West, Suite 100 Centennial, Colorado, 80112. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2024.

Total Lease Amount

2025	$127,429
2026	$129,430
2027	$131,432
2028	$133,433
2029	$ 44,700
Total Undiscounted Lease Payments	$566,424
Less Interest:	($ 68,976)
Total Lease Liabilities	$497,448

Total rental expenses for the year ended December 31, 2024 was $123,944 for the above lease.

In accordance with ASC 842, the company recognizes the right of use (ROU) assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation. The interest rate used in calculating the present value of the lease obligation was 3.15%.

Note 9: Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2024, advertising costs amounted to $475.

Note 10: Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, Investment Banking, Private Placement and Engagement Fee, Commissions, and Advisory Fees and Transaction Services. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2024 are disclosed on the Statement of Operations.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 11: Credit Losses

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of its accounts receivable and the projected loss rate of its receivables. The Company writes off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The Company did not write off any investments for the year ended December 31, 2024. The adoption of the standard did not have a material impact on the Company's Financial Statements.

SUPPLEMENTARY INFORMATION

Colorado Financial Service Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital December 31, 2024

Total shareholder's equity qualified for net capital	$1,786,216
Deductions:	
Non-allowable Assets	(9,732)
Net Capital	$1,776,484

Aggregate Indebtedness

Items included in the statement of financial condition:	$100,000
Total Aggregate indebtedness	$100,000

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$6,667
Minimum dollar requirement	$5,000
Net capital requirement	$6,667
Excess net capital	$1,769,817
Ratio: Aggregate indebtedness to net capital	.06 to 1

Colorado Financial Service Corporation

**Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the
Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC
Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5)
December 31, 2024**

Net Capital, as Reported in Part IIA

(X-17a-5) of the Company's unaudited FOCUS report of December 31, 2024 $1,776,484

Audit Adjustments

Increase in non-allowable receivables   0
                                                                                             $1,776,484

Schedule II

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof. The non-covered Company's activities/ other eligible activities are not required to comply with the requirements of SEC Rule 15c-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073.

Schedule III

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof. The non-covered Company's activities/ other eligible activities are not required to comply with the requirements of SEC Rule 15c-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Shareholder
Colorado Financial Service Corporation
Centennial, Colorado

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Colorado Financial Service Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colorado Financial Service Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) Colorado Financial Service Corporation identified that the non-covered activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in Footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Colorado Financial Service Corporation stated that Colorado Financial Service Corporation met the identified exemption provision throughout the most recent year without exception. Colorado Financial Service Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Colorado Financial Service Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as the Colorado Financial Service Corporation's auditor since 2021.

Norwell, Massachusetts

March 25, 2025

Members of



80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of





Colorado
Financial Service Corporation

188 INVERNESS Drive West, SUITE 100
CENTENNIAL, COLORADO 80112
303-962-7267

Exemption Report

To Whom It May Concern,

Colorado Financial Service Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to non-covered activity, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Colorado Financial Services Corporation

I, _Chester Hebert_ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chester Hebert   CEO
(Name and Title)

16

Colorado Financial Service Corporation

SIPC Assessment Reconciliation
Pursuant to Form SIPC-7
December 31, 2024

General Assessment per Form SIPC - 7 including interest	$	4,199
Less payments made with SIPC - 6		(1,265)
Amount paid with Form SIPC - 7	$	2,934

See Report of Independent Registered Public Accounting Firm.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Shareholder
Colorado Financial Service Corporation
Centennial, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Colorado Financial Service Corporation is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We are engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

Members of



80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Colorado Financial Service Corporation's auditor since 2021.

Norwell, Massachusetts

March 25, 2025

Members of


80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of
